Exhibit 99.1

1 May 2025 U.S. Listing Update JBS

2 IMPORTANT : This presentation is being made in respect of the proposed corporate restructuring and dual listing pursuant to which JBS N . V . will be the ultimate holding company of JBS S . A . and its subsidiaries (collectively, the “JBS Group”), JBS N . V . ’s Class A common shares will be listed and trade on the New York Stock Exchange and Brazilian Depositary Receipts representing JBS N . V . ’s Class A common shares will be listed and trade on the São Paulo Stock Exchange (B 3 S . A . – Brasil, Bolsa, Balcão ) (collectively, the “Proposed Transaction”) . In connection with the Proposed Transaction, JBS B . V . (to be renamed “JBS N . V . ” upon its conversion into a public limited liability company ( naamloze vennootschap ) under Dutch law, at a future date) has filed a registration statement on Form F - 4 (“Form F - 4 ”) containing a prospectus with the Securities and Exchange Commission (the “SEC”) . Additionally, JBS B . V . (or JBS N . V . , as the case may be) may file other relevant materials in connection with the Proposed Transaction with the SEC . Security holders of JBS S . A . are urged to read the Form F - 4 and the prospectus regarding the Proposed Transaction and any other relevant materials carefully and in their entirety as they become available because they contain important information about the Proposed Transaction and related matters . Security holders of JBS S . A . and investors may obtain a copy of the prospectus, the filings with the SEC that are incorporated by reference into the prospectus as well as other filings containing information about the Proposed Transaction free of charge at the SEC’s website (www . sec . gov) or JBS S . A . ’s website (https : //ri . jbs . com . br/en/) or by contacting JBS S . A . ’s Investor Relations department by email at ri@jbs . com . br, telephone at + 55 (11) 3144 - 4146 or mail at Av . Marginal Direita do Tietê , 500 , Bloco I, 3 rd floor, São Paulo - SP, 05118 - 100 , Brazil . This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . Non - GAAP Financial Measures This presentation contains non - GAAP financial measures . The non - GAAP financial measures contained in this presentation are not measures of financial performance calculated in accordance with any GAAP or IFRS and should not be considered as replacements or alternatives to net income or loss, cash flow from operations or other measures of operating performance or liquidity . We also adopt non - GAAP measures when we believe that the additional information is useful and meaningful to investors . Non - GAAP financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies . The presentation of non - GAAP financial measures is not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board or considered replacements or alternatives to net income or loss, cash flow from operations or other IFRS measures of operating performance or liquidity . These non - accounting measures are used by market participants for comparative analysis, albeit with certain limitations, of the results of businesses in the sector and as indicators of the Company’s capacity to generate cash flow . Forward - Looking Statements This presentation contains certain statements, including estimates, projections, statements relating to business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, that are “forward - looking statements . ” The forward - looking statements contained in this presentation may include statements about the expected effects on the JBS Group in connection with the Proposed Transaction, the anticipated timing and benefits of the Proposed Transaction, and the JBS Group’s anticipated financial results, and also include all other statements in this presentation that are not purely historical information . These forward - looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “may,” “opportunity,” “outlook,” “plan,” “project,” “should,” “strategy,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions . These statements are based on the current expectations of the management of the JBS Group and are subject to uncertainty and to changes in circumstances . In addition, these statements are based on a number of assumptions that are subject to change . This presentation also contains estimates and other information concerning the industry in which the Company operates, that are based on industry publications, surveys and forecasts . This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information . Many factors could cause actual results to differ materially from these forward - looking statements with respect to the Proposed Transaction, including risks relating to the completion of the Proposed Transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management and expansion and growth of the JBS Group’s operations . While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties . Unlisted factors may present significant additional obstacles to the realization of forward looking statements . Consequences of material differences in results as compared with those anticipated in the forward - looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the JBS Group’s consolidated financial condition, results of operations or liquidity . Forward - looking statements included herein are made as of the date hereof, and the JBS Group undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances .

3 IR Director +30 Years of Experience IR Executive Manager +15 Years of Experience Independent Board Member +35 Years of Experience Global CFO +35 Years of Experience Legal Director +20 Years of Experience

JBS is a Global Leader with a Diversified Footprint US Listing Elevates JBS’ Investor Profile and Global Capital Markets Access Reshaping JBS Into a More Competitive Global Leader While Unlocking Value for all Stakeholders 4

Table of Contents 1 JBS Overview 3 Transaction Rationale 2 Long - Term Value Proposition 5 Dynamics of the Extraordinary General Meeting and Key Milestones 4 Board & Governance 6 Closing Remarks 5

JBS Overview 1

7 #3 in Europe #1 Plant - based foods producer in Brazil #2 Salmon producer in Australia #1 Egg producer in South America Global team members 280k+ Production facilities 250 + Sales to customers in 180+ countries 180+ Biotechnology Majority owner of BioTech Foods, cultivated protein producer in Spain . Built largest biotechnology R&D center in Brazil . Market leader in Brazil , Europe , and the USA . Leading position in Mexico. # 1 Global poultry producer Market leader in Australia , Brazil , and the USA. Leading position in Canada . #1 Global beef producer Leading positions in Australia, Brazil, Europe and the USA. #2 Global pork producer Market leader in Australia , New Zealand and the UK. Leading positions in Brazil , Mexico and the USA . #1 7

Sources: JBS and Bloomberg. Note: (1) Does not include the Beverages business. (2) In terms of 2024 net revenues. 8 2024 Net Revenues 1 US$ billion #1 Food Company in the World 2 77 72 53 53 35 29 28 26 24 23

2.0 7.6 16.5 17.6 31.1 36.9 38.6 42.9 51.2 48.9 49.0 51.1 49.7 51.7 52.3 65.0 72.6 72.9 77.2 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 [Beef] [Pork] [Brazil Margarine & Mayonnaise] Increased Diversification Into Value - Added and Branded Product Portfolios Established a Global Protein Platform [United Kingdom] [Meats & Meals] [Brazil & Mexico Chicken] 9 Net Revenues US$ billion Source: JBS Investor Relations (CAGNY 2025 and 4Q 2024 Earnings Release). 0.3 0.3 0.7 0.6 2.1 1.9 2.2 2.8 4.7 4.0 3.3 4.2 4.0 5.0 5.6 8.5 6.7 3.5 7.2

10 Source: JBS Investor Relations (4Q 2024 Earnings Release). Diversification by protein and by geography Export access and unmatched distribution We produce where it is competitively advantageous Geopolitical, sanitary and cycle risk mitigation Net Revenue by Production United States Brazil Australia Europe Canada Mexico 51% 26% 9% 7% 5% 3% USA Mexico & Central America Brazil South America 1% Europe Africa & Middle East Asia 5% 13% 9% 13% 4% 49% 3 % Canada 3 % Net revenue 2024 (by consumption) Australia & New Zealand

Long - Term Value Proposition 2

+ 150 brands across the portfolio + 300,000 clients and sales to approximately 180 countries + 600 operations in more than 25 countries 12 Source: JBS. Profitability Production Platform Sales and Distribution Platform Value - added Products and Brands People and Culture Value Proposition Long - Term Sustainable Growth Continuous Growth Expand Margins Reduce Volatility Financial Discipline

Global Trends That Could Benefit the Company in the Next Years +1.7Bn people in 2050 Increase in global population and urbanization Shift in diet trends towards protein - based foods Income growth supporting protein consumption 8.0 9.7 2022 2050E +10% world animal protein¹ consumption by 2032 World Population (Bn people) World Protein Consumption (Million tons) 543 591 2023 2032E 13 Source: United Nations and FAO. Note: (1) Considers beef, pork, poultry, sheep and fish protein.

Source: JBS. ENABLERS FOR GROWTH GOING FORWARD Experienced management team with top - tier leadership Proven ability to build brands across geographies and categories Strong customer relationships with leading brands Demonstrated track - record of turnarounds Increase presence in the US value - added market across geographies Continued growth in high - growth segments (aquaculture, alternative proteins, etc.) Ongoing inorganic growth through strategic and accretive acquisitions 14

Adjusted EBITDA Margin Evolution Key Developments 2008 - 2012 2018 – 2023 2013 - 2017 2024 Median: 5.1% Median: 8.2% Median: 9.5% Source: JBS. 15 Consolidated JBS Beef North America PPC JBS USA Pork Seara JBS Brazil JBS Australia Initial geographic and protein diversification, with relevant beef and pork acquisitions in the US Initial focus on downstream diversification, with value - added prepared foods and brand positioning, driving margins to a higher level JBS has evolved into a more profitable global player with a robust protein portfolio and vast footprint 3.8% 6.6% 8.2% 9.3% 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

M&A Limit Cap on Extra Dividend Payment Attention Zone Safety Zone Long - Term Goal 14,204 Free Cash Flow (Excl. Expansion Capex) 4,606 Expansion Capex 2 3,291 M&A 4,130 Dividends 3 2,759 Share Buybacks Capital Deployment Profile¹ (US$ mm) Source: JBS Investor Relations (CAGNY 2025 and 4Q 2024 Earnings Release). Note: (1) Considers the period from 2019 – 2024. (2) For 2025, the Company is estimating an expansion Capex of US$ 1 billion and maintenance Capex in the same amount. (3) US$808mm dividends paid in Q4 and US$369mm paid in 2025. Net Leverage (Net Debt/EBITDA in x) 16 3.66x 2.77x 2.15x 1.89x 1.00x 1.25x 1.50x 1.75x 2.00x 2.25x 2.50x 2.75x 3.00x 3.25x 3.50x 3.75x 4.00x 4.25x 4.50x 4.75x 1Q24 2Q24 3Q24 4Q24

Transaction Rationale 3

The Proposed Transaction

Merger of Shares

Implemented through an "incorporação de ações" under the Brazilian Corporation Law, exchanging JBS S.A. Common Shares

Brazil HoldCo Redeemable Share 1 : 2 JBS S.A. Common Shares[1]

The Brazil HoldCo Redeemable Shares will be mandatorily redeemable for JBS N.V. BDRs

Subject to approval at the JBS S.A. General Meeting

Cash Dividend

Shareholders will be entitled to receive a Cash Dividend, including JBS S.A. ADS Holders as of the ADS Cash Dividend Record Date

R$ 1.00 Per JBS S.A. Common Share held

Making up a total of

R$ 2,218 million

Based on the same amount of JBS S.A. Common Shares issued and outstanding

Redemption

Brazil HoldCo will redeem all the Redeemable Shares and deliver to each holder thereof one JBS N.V. BDRs for every Redeemable Share held

Each JBS S.A. Holder receives one JBS N.V. BDR for every Redeemable Share

JBS N.V. BDR[2] 1 : 1 Brazil HoldCo Redeemable Share

At any time, holders of JBS N.V. BDRs may request to receive the underlying JBS N.V. Class A Common Share in exchange

JBS N.V. Class A Share 1 : 1 JBS N.V. BDR

Class A Common Share
Entitled to **1 vote** per share and **Listed** on the NYSE

Can be converted into **Class B** by JBS N.V. BDR Holders until December 31st, 2026

Class B Common Share
Entitled to **10 votes** per share and **Not Listed** on any Exchange

Can be converted into **Class A** at any time

Upon completion, we expect to list JBS N.V. Class A Common Shares on the NYSE and to list JBS N.V. BDRs on the B3; and: JBS S.A. Common Shares will no longer be listed on the B3. JBS S.A. will become a wholly owned subsidiary of Brazil HoldCo

Source: JBS' Form F-4.

Note: (1) Pursuant to the Merger of Shares, every two JBS S.A. Common Shares issued and outstanding on the Last Trading Day that are not held by Brazil HoldCo (including by the JBS S.A. ADS Depositary Bank) will be automatically contributed for their book value into Brazil HoldCo in exchange for one Brazil HoldCo Redeemable Share; 2. The JBS S.A. ADS Depositary Bank will cause the JBS N.V. BDRs that it receives pursuant to the Redemption to be immediately cancelled for automatic delivery of the underlying JBS N.V. Class A Common Shares.

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The Dual Listing Structure



Step 1
Messrs. Batista
100%
J&F + FIP Formosa
100%
LuxCo
100%
JBS N.V. (NED)
100%
Brazil HoldCo
BNDES
Other Shareholders
48.34%
20.81%
30.85%
JBS S.A. (BRA)

JBS N.V. becomes the indirect Controlling Shareholder of JBS S.A.

- Executed in two phases[1], J&F and FIP Formosa transfer all its JBS S.A. Common Shares to Brazil HoldCo in exchange for newly-issued shares of BrazilCo
    - i. Immediately thereafter, all such shares are transferred to LuxCo
    - ii. Immediately thereafter, all such shares are transferred to JBS N.V.

As a result of the completion of both phases[1]:

- ✓ **JBS N.V. will**, through Brazil HoldCo, **indirectly hold the JBS S.A. Common Shares** that are currently held directly by J&F
- ✓ Accordingly, **JBS N.V.** will become the **indirect Controlling Shareholder** of **JBS S.A.**



Step 2
Messrs. Batista
100%
J&F + FIP Formosa
100%
LuxCo
BNDES
Other Shareholders
Class A: 29.63%
Class B: 100.00%
Total: 48.34%
Voting: 84.77%
Class A: 28.35%
Class B: 0%
Total: 20.81%
Voting: 6.13%
Class A: 42.02%
Class B: 0%
Total: 30.85%
Voting: 9.09%
JBS N.V. (NED)
100%
Brazil HoldCo
100%
JBS S.A. (BRA)

JBS S.A. becomes an indirect wholly owned subsidiary of JBS N.V.

- The 2nd and final step of the **Proposed Transaction** involves the approval of the Dual Listing at the EGM, **when you will become a shareholder of JBS N.V.**

Immediately following the completion of the Proposed Transaction:

- ✓ **JBS S.A.** will be an indirect wholly owned subsidiary of **JBS N.V.**
- ✓ The business conducted by the JBS Group **will remain the same**
- ✓ The **shareholders of JBS N.V. will initially be the same as the shareholders of JBS S.A.** on the Last Trading Day
- ✓ Our **ultimate controlling shareholders will continue to control the JBS Group's** business through the indirect ownership of JBS N.V.

Source: JBS' Form F-4.

Note: (1) In the first phase, J&F contributed only a portion of its JBS S.A. common shares, with the remaining shares to be transferred in a second phase. If the merger of shares is not approved at JBS S.A.'s general meeting, the second phase of the controlling shareholder contributions may or may not take place. Additionally, the first phase could be reversed, depending entirely on how the ultimate controlling shareholders decide to maintain their ownership structure of JBS S.A. common shares. This decision will not impact JBS S.A. itself. Step 2 takes into account that J&F will hold 45% of its shares in Class A shares and 55% in Class B shares; the 84.77% voting takes into consideration this breakdown and that no other shareholder will convert into Class B shares which may not be the case.

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Key Factors for Selecting the Proposed Structure

Create a corporate structure that allows us to better reflect our presence and diverse international operations and implement our growth strategy, which we expect will allow us to improve our rating indices and maximize shareholder value

Why the Netherlands?

- ✓ **Strategic geographic and logistical position** within JBS Group's global operations
- ✓ JBS Group have **physical presence in the country** for more than **20 years** trading poultry and pork
- ✓ Jurisdiction with **political and financial stability**, with strong tax policy, currency and legal regime
- ✓ Dutch Law facilitates a **tailor-made structure**
- ✓ Strong **bilateral investment and treaty network** for corporates

Why Dual Class?

- ✓ Imperative to allow our company to **access to a cost-effective and readily available source of financing** that is currently unavailable
- ✓ Ensuring our controlling shareholders' **long-term commitment and active participation** is vital to safeguarding the **long-term stability of our strategy and ensuring long-term value creation** for all of our stakeholders – including our shareholders

Why BDRs?

- ✓ Pursuant to the rules of the B3, **holders are required to receive a Brazilian security** in connection with the Merger of Shares and the Redemption
- ✓ The Depositary Bank of the ADS program will cause the BDRs that it receives to be immediately cancelled for **delivery of the underlying JBS N.V. Class A Common Shares directly to ADS holders**
- ✓ At any time, **holders of BDRs can exchange to Class A** Common Shares – vice-versa

Why Brazil HoldCo?

- ✓ Under **Brazilian Law**, a Merger of Shares is only permitted between two Brazilian companies
- ✓ Alternatively, a full legal cross-boarder merger of JBS S.A. not JBS N.V. is not permitted under the **Dutch Law** – that is only allowed to merge with companies governed by the laws of the EU
- ✓ **The Proposed Transaction could not be implemented directly** between JBS S.A. (Brazil) and JBS N.V. (Netherlands)

Why a Conversion Period?

- ✓ **Multiple-year period to request** to convert JBS N.V. Class A into Class B Common Shares up to a maximum convertible shares, subject to Minimum Free-float requirement
- ✓ Allow holders to have a **mature understanding of the dynamics** of the behavior of the JBS N.V. Class A Common Shares **trading on the NYSE**
- ✓ Allow holders to make an **informed choice** between holding **Class A** (which will trade on the NYSE, but with less votes) or **Class B** (destined to those that want to enhance their influence in deliberations)

Source: JBS' Form F-4.

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Strategic Rationale for the Proposed Transaction 21 Unlock untapped potential and maximize value for JBS shareholders 1 Lower overall cost of capital associated with equity and debt financing 2 Expand access to a broader and more diverse investor base 3 Eligible for inclusion in prominent equity indexes such as S&P, MSCI and Russell 4

Potential Re - rating After the US Listing 0.00 10.00 20.00 30.00 40.00 50.00 Jan-23 Apr-23 Jul-23 Oct-23 Jan-24 Apr-24 Jul-24 Oct-24 Jan-25 Apr-25 Jul-25 Oct-25 Share Price Performance Evolution Upon the Material Fact on US Listing Update Sources: JBS, Veja, Capital IQ as of April 15 th , 2025. The stock price reacted positively following the announcement of the potential U.S. Listing 22 1 BRL 32.75 BRL 43.00 BRL First News Broke About US listing Intentions BRL 17.24 JBS Beats Analyst Expectations and Announces ~320M in Profit BRL 25.15 Record - Breaking Revenue Announcement BRL 34.90 July 2023 May 2024 August 2024 March 2025 Material Fact on US Listing Published (BNDES abstaining from voting) “ Shares rise more than 15% on B3 with the strategy of taking the company's trading to the US stock market” JBS share prices skyrocket after approval for NY Listing March 18 th , 2025 Veja News

May/23 – Bond registration protocol Jul/23 – Exchange offer completion Aug/22 – Exchange offer and registration rights 0 50 100 150 200 250 300 350 400 Aug - 19 Dec - 19 Apr - 20 Aug - 20 Dec - 20 Apr - 21 Aug - 21 Dec - 21 Apr - 22 Aug - 22 Dec - 22 Apr - 23 Aug - 23 Dec - 23 Apr - 24 Aug - 24 Dec - 24 Apr - 25 G-Spread difference from JBS 2034 to TSN 2034 G-Spread difference from JBS 2030 to TSN 2029 23 Source: Bloomberg as of April 15th 2025. 34bps TSN 2029 110 bps JBS 2030 400 bps 2 Decline in JBS Credity Spread Relative to Tyson

Global Footprint North America 57% Asia & Oceania 16% South America 14% EMEA 13% US$ 77.2 bn North America 96% Others 4% North America 94% Others 6% US$ 53.3 bn US$ 11.9 bn Financials FY 2024 Revenue Breakdown EBITDA CAGR¹ (19 - 24) Avg. EBITDA Margin (19 - 24) Return on Inv. Capital 2 (FY2024) Trading Market Cap (US$ bn) EV 4 /EBITDA 2024 (x) 19.4% 9.5% 6.1% 6.0% 8.2% (5.2% ) 11.7% 12.3% (0.4% ) US$ 16.1 bn US$ 21.7 bn US$ 15.9 bn Sources: Companies’ filings and Capital IQ as of April 15, 2025. Note: (1) Compound annual growth rate. (2) ROIC calculated a s n et operating profit after tax divided by the total invested capital . Total invested capital as the sum of gross debt and sha reh olders equity. (3) Calculated as the sum of the last 12 months dividends per share divided by share price. (4) Calculated as market cap plus ne t debt (including leasing) and minorities interest. 2 24 Div. Yield 3 (%) 7.0% 3.3% 3.8% 4.5x 10.4x 14.2x

3 Access to a Broader Investor Base

	Brazil-Domiciled	US-Domiciled		
	JBS	Tyson Foods	Hormel Foods	Pilgrim's
Increase in Passive Flow	**40+** Passive Holders that represent **31%** of the Institutional Float	**150+** Passive Holders that represent **52%** of the Institutional Float	**130+** Passive Holders that represent **65%** of the Institutional Float	**90+** Passive Holders that represent **76%** of the Institutional Float
Diversification across Regions	**330+** Institutional Holders from **22** Different Countries	**1,150+** Institutional Holders from **34** Different Countries	**950+** Institutional Holders from **29** Different Countries	**500+** Institutional Holders from **23** Different Countries

Tap into U.S. passive investor growth
- **Align the company** with **major U.S. indices** such as the **S&P 500**
- This would attract **passive funds and ETFs**, ensuring **steady capital flow and enhancing stock liquidity**

Access to diversified blue-chip U.S. investors
- Appeal to **renowned institutional investors,** including ones managing **diversified blue-chip portfolios**
- These investors bring **stability and reputation,** boosting the company's **credibility** and **valuation**

Expand investor base beyond Latam
- NYSE opens doors to **non-Latam-specific investors** including those seeking emerging market opportunities
- Less **regional exposure risks**
- Increase of the company's **global visibility**

Source: LSEG Workspace Eikon and Bloomberg as of April 15th, 2025.

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Russell 3000 Stock market index that tracks the performance of the 3,000 largest publicly traded companies in the United States. It represents approximately 98% of the investable U.S. equity market Standard & Poor’s 1500 The S&P 1500 combines three major indices : the S&P 500 (large - cap stocks), the S&P MidCap 400 (mid - cap stocks), and the S&P SmallCap 600 (small - cap stocks), covering 90% of the U.S. equity market Standard & Poor’s 500 The S&P 500 Index is one of the most widely followed stock market indices in the world . It tracks the performance of 500 large - cap companies listed on U.S. stock exchanges MSCI US All Cap Index The MSCI US All Cap Index represents the entire U.S. equity market, by including large, mid, small, and micro - cap companies. It captures approximately 99% of the U.S. equity universe Description Evolution of the Main Equity Indexes of Companies Listed in the US Compared to the IBOV Sources: Capital IQ as of April 15th, 2025. 26 Base 100 @ Jan 1 st , 2021 4 109 80 100 120 140 160 Dec-20 Jun-21 Dec-21 Jun-22 Dec-22 Jun-23 Dec-23 Jun-24 Dec-24 S&P500 S&P1500 Russell 3000 MSCI US All Cap IBOV 144 125 136 136 2025 Trade War Effects

Board & Governance 4

Governance Structure

Global JBS Governance Structure



JBS N.V.
JBS Board of Directors
Global CEO – Gilberto Tomazoni
PPC Board of Directors
Compliance – Michael Koenig
Sustainability – Jason Weller
CFO & IR – Guilherme Cavalcanti
Operational Excel. – Helio Rubens
CMO – Sergio Valente
HR – Juriana Sperandio
Brazil – Gilberto Xandó
✓ Friboi
✓ Seara
✓ JBS Novos Negócios
✓ JBS Couros
North America – Wesley Batista Filho
✓ Beef US
✓ Pork
✓ Canada
✓ JBS Prepared Foods
Australia – Brent Eastwood
✓ Beef
✓ Pork
✓ Lamb
✓ Primo
✓ Huon
New Ventures
✓ Swift / Wild Fork
✓ Plant Based
✓ Italian Salumeria
✓ Cultivated Meat
Pilgrim's – Fabio Sandri
✓ U.S.
✓ Mexico
✓ Europe

Source: JBS.

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Board of Directors Source: JBS Investor Relations and Form F - 4. 9 Directors 4 Committees Independent Directors Chairman * Gilberto Tomazoni Kátia Regina de Abreu Gomes Wesley Mendonça Batista Jeremiah O’Callaghan* Paulo Bernardo Silva Joesley Mendonça Batista Raul Alfredo Padilla Henrique de Campos Meirelles Carlos Hamilton Vasconcelos Araújo New Directors Executive Committees 29 Non - independent Directors JBS Board of Directors Audit Committee The audit committee will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements Compensation Committee The compensation committee handles director remuneration, oversees and implements the company's remuneration policies, administers equity incentive plans, and ensures legal and regulatory compensation disclosures are prepared Nominating Committee The nominating committee defines criteria for director selection, evaluates board composition, assesses director and board performance, recommends appointments, oversees succession planning for executives, and supervises senior management evaluation policies. ESG Committee This committee focuses on defining and reviewing the company's sustainability and ESG strategies, setting related goals and KPIs, monitoring and improving practices, overseeing environmental and social responsibilities, and addressing ESG - related risks

Sustainability Nominating Comp Audit Skills Age Director   Finance, Business Strategy, Operations, Food Industry 71 Jeremiah O’Callaghan Finance, Business Strategy, Food Industry, Supply Chain Management 66 Gilberto Tomazoni   Business Strategy, Food Industry, Capital Management 54 Wesley Mendonça Batista   Business Strategy, Food Industry, Capital Management 53 Joesley Mendonça Batista  Food Industry, Agribusiness, Supply Chain Management 63 Kátia Regina de Abreu Gomes  Finance, Communications, Public Policy, Planning 73 Paulo Bernardo Silva  Finance, Economy, Infrastructure, Planning 60 Carlos Hamilton Vasconcelos Araújo   Finance, Economy, Capital Management, Business Strategy 79 Henrique de Campos Meirelles  Food Industry, Agribusiness, Supply Chain Management 69 Raul Alfredo Padilla Source: JBS’ Investor Relations and Form F - 4. * Chairman of Committee * 56 % Independent 1 Year Term 7 - 11 Min – Max Directors 30 1 - 4 Min – Max Exec . Directors * * * 3 - 10 Min – Max Non - Exec Directors

JBS Global Compliance Program Key Components 31 Tone at the Top Policies and Procedures Training Guidance and Communications Periodic Risk - Based Assessments Internal Reports (Ethics Line) and Investigations Culture of Day - to - Day Operations Proper Oversight and Independence Monitoring, Testing and Remediation Mergers & Acquisitions Third - Party Relationships Source: JBS.

Compliance Program Evolution

JBS

Compliance Program Pillars

Risk Assessments	Policies and Procedures	Training	Communications	Ethics Line and Investigations	Internal Controls	Monitoring and Testing	Third Party Diligence and Management	Tone at the Top
– Creation of the Global Executive Ethics and Compliance Committee composed of senior compliance leaders in the company, and the Chairman of the JBS S.A. Board – Training programs on Anti-Bribery and Corruption policies, as well as conflict of interest policies	– Adoption of a suite of global compliance policies, including the Global Anti-Bribery and Anti-Corruption Policy and Compliance Framework – Appointment of a Global Chief Ethics and Compliance Officer with experience in the FCPA and other corruption laws	– Mandatory enhanced, tailor-made and function-specific training personnel for all salaried employees – Covers the JBS Code of Conduct, and both the Anti-Bribery and Anti-Corruption Policies – Anti-bribery and anti-corruption training for Board members	– Monthly calls among all regional compliance leaders – Individual monthly calls between each regional leader and the Global Chief Ethics and Compliance Officer	– Creation of Ethics Committees in each of JBS's major regions and businesses – Comprised of CEOs, CFOs, Heads of HR, business unit leaders, representatives of the Legal Department, and compliance leaders for each entity	– Improved internal, automated controls – A written monthly summary provided by each region to the Global Chief Ethics and Compliance Officer, reporting whether any sponsorships, donations, gifts, business meals, occurred involving a government official	– Continuous daily screening of onboarded third parties and real-time transaction monitoring for risk-sensitive transactions – A Board resolution committed to maintaining an effective compliance program and requiring periodic reports from compliance leadership	– Implements a third-party due diligence process that uses technology to streamline the evaluation and onboarding of third parties – Requires all third parties to adhere to the Business Associate Code of Conduct to ensure compliance with ethical and business standards	– "Speak Up" campaigns to encourage reporting of any potential violations of law, regulations or company policies, – Emphasis on the company's Global Non-Retaliation Policy

Timeline

Oct. 2020 – Company first required to implement Program

Jun. 2022 – creation of the Global Executive Ethics and Compliance

Aug. 2022 – Appointment of a Global Chief Ethics and Compliance Officer

Oct. 2023 – Successfully implemented program

2020 2021 2022 2023 2024

Source: JBS.

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Source: JBS. Note: (1) Non - exhaustive list 33 Both the CVM and SEC maintain similar disclosure rules (annual/quarterly reports, financial statements, material events, corp ora te actions) – however, the SEC also enforces rules not employed by the CVM 1 : Securities Act Requirements Exchange Act Requirements Sarbanes - Oxley Act PCAOB Standards Foreign Corrupt Practices Act NYSE Listing Standards Forbids payments to government officials for obtaining or retaining business Public U.S. security offerings must be registered with the SEC, which sets issuer disclosure requirements SEC - registered issuers must file annual (Form 20 - F) and interim reports; the SEC also enforces U.S. securities laws, including t he investigation of insider trading, market manipulation, and fraudulent disclosures Requires independent auditor certification of internal controls, annual CEO/CFO certification of various aspects related to d isc losures and controls, and prohibits loans to executives, amongst other requirements The Public Company Accounting Oversight Board sets high auditor independence and quality standards for audited financial stat eme nts filed with the SEC by registered companies Listed companies must meet specific quantitative liquidity criteria to ensure healthy trading, adhere to robust governance re qui rements (including an independent audit committee), and promptly disclose material information to the public

5 Dynamics of the Extraordinary General Meeting and Key Milestones

May 23 rd , 2025 at 10:00AM (São Paulo time) Date and Time JBS S.A.’s headquarters in São Paulo, Brazil Place (I) Merger of shares, including the approval of the Merger of Shares Protocol and related valuation reports (II) Delisting from the B3 (III) Cash dividend Voting Agenda List JBS Group on the NYSE and B3 (Dual Listing) to create a corporate structure that allows us to better reflect our global pre sence and diverse international operations and implement our growth strategy Transaction Purpose (I) Merger of shares: majority of the shareholders, following Article 252 of “Lei das S.A.” (II) Delisting from the B3: majority of the free float shareholders present in the EGM (III) Cash dividend: majority of the shareholders present in the EGM Required Quorum Majority (50% + 1 share) of the present Free - float at the EGM Approval Voting Requirements Dual Listing (I) In person (II) By legal representative (III) By distance voting ballot Shareholder’s Attendance In case of any question please contact JBS’ investor relation office Phone: +55 11 3144 - 4146 Email: ri@jbs.com.br Contact Information Bradesco Shares and Custody Department (JBS S.A. shares and JBS N.V. BDRs) Phone: +55 11 3684 - 4522 Email: 4010.acoes@bradesco.com.br Custodian 35 Source: JBS’ Form F - 4 .

36 Eligible Voters and Entitled Votes Additional Information JBS S.A. Common Shares Holders 1 vote per share JBS S.A. ADS Holders can instruct the JBS ADS Depository Bank on how to vote in the General Meeting 2 votes per ADS (Each ADS corresponds to 2 JBS S.A. common shares) Additional Information Additional information about the transaction and the general meeting can be found on the company’s F - 4 filling and in the EGM calling documents How to Attend? i. In person, if an individual ii. By legal representatives, if legal entity (company or investment fund) iii. By distance voting ballot Source: JBS’ Form F - 4 .

37 Transfer of JBS S.A. shares For JBS N.V., the contribution of shares of JBS S.A. by a European Union company , as opposed to by JBS S.A.’s controlling shareholders, in JBS N.V. results in an intra - EU share transfer of JBS S.A.’s shares March 29 th 2023 AFIRB Delisting The delisting requires the affirmative vote of the majority (at least 50% + 1 share) of the present Free - float at the JBS S.A. EGM May 23 rd 2025 JBS S.A. EGM Registration Statement F - 4 The registration statement filed with the SEC on Form F - 4 to execute the registration under the Securities Act of the JBS N.V . Class A Common Shares to be issued and delivered to JBS S.A. Shareholders and JBS S.A April 22 nd 2025 SEC FPI A Foreign Private Issuer is a non - U.S. company with limited U.S. ownership and ties. It can access U.S. markets with lighter SEC reporting rules < June 6 th 2025 B3 & CVM Merger of Shares The merger of shares and ancillary matters, require the affirmative vote of the majority (at least 50% + 1 share) of total shares of JBS S.A. May 23 rd 2025 JBS S.A. EGM BDRs Listing JBS N.V. BDRs shall be approved by the CVM and for listing on B3 < June 6 th 2025 CVM Cash Dividend The cash dividend requires the affirmative vote of the majority (at least 50% + 1 share) of the present Free - float at the JBS S.A. EGM May 23 rd 2025 JBS S.A. EGM Class A Shares Listing JBS N.V. Class A Common Shares shall be approved for listing on the NYSE < June 12 nd 2025 NYSE Source: JBS’ Form F - 4. Condition Description Expected Date Approved by Condition Description Expected Date Approved by Executed

Key Dates for Shareholders

Friday, May 23rd	✓ **The Proposed Transaction is approved by shareholders at the Extraordinary General Meeting of JBS S.A.** ✓ **ADS Cash Dividend Record Date:** All JBS S.A. shareholders (including ADS Holders) as of a record date set by the JBS S.A. ADS Depositary Bank (which may be the date of the EGM of a later date) will be entitled to receive the Cash Dividend, that will be paid following the approval, at a date to be disclosed to the market in due course
Thursday, June 5th	✓ **Suspension of Issuance and Cancellations of JBS S.A. ADSs:** Beginning on this date, you will not be able to surrender your JBS S.A. ADSs for delivery of JBS S.A. Common Shares or deposit your JBS S.A. Common Shares for delivery of JBS S.A. ADSs. However, the closing of the issuance and cancellation books does not impact trading, and you may continue to trade your JBS S.A. ADSs.
Friday, June 6th	✓ **Dual Listing – Second Step: Closing Date (Merger of Shares and Redemption)**
Monday, June 9th	✓ **First day of trading of JBS N.V. BDRs on the B3 (Conversion Record Date)**
Tuesday, June 10th	✓ **First day holders of JBS N.V. BDRs can request cancellation of JBS N.V. BDRs**
Wednesday, June 11th	✓ **ADS Exchange Date:** ADS Depositary Bank receives the JBS N.V. Class A Common Shares pursuant to the cancellation of the JBS N.V. ADS Depositary Bank will initiate the exchange of existing JBS S.A. ADSs for JBS N.V. Class A Common Shares. Expected timing of two U.S. business days after the Closing Date
Thursday, June 12th	✓ **First day of trading of JBS N.V. Class A Common Shares on the NYSE** ✓ **Beginning of Class A Conversion Period** ✓ **ADS Program Termination:** 30 days after the date the JBS S.A. ADS Depositary Bank issues a termination notice in respect thereof or the date on which all JBS S.A. ADSs have been surrendered for exchange, whichever occurs first
December 31st, 2026	✓ **End of Class A Conversion Period**

Source: JBS' Form F-4 . ALL DATES ARE TENTATIVE, for additional details on key dates, please refer to the "Important Dates" section of the F-4 Registration Statement

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39 The consolidated operations of JBS N.V. immediately following the Dual Listing will be the same as those of JBS S.A. The merger of shares will be accounted for on a book value basis The carrying amounts of JBS S.A.’s consolidated assets and liabilities will be reflected in JBS N.V.’s consolidated financial statements with no fair value adjustments related to the Proposed Transaction Accounting Treatment of the Proposed Transaction Consolidated Financial Statements x Historical consolidated operating results for all dates and periods prior; x Contribution of JBS S.A.’s consolidated assets and liabilities at book value ; x Consolidated operating results and cash flows of JBS N.V. (as successor) and its consolidated subsidiaries; x An adjustment, against retained earnings, in the consolidated statement of changes in equity to reflect the statutory equity reserves of JBS N.V. ; x The number of common shares issued by JBS N.V. will be reflected retrospectively to all periods , for the purposes of calculating earnings per share x The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards, with some non - GAAP measures such Adj. EBITDA and margin Source: JBS’ Form F - 4.

6 Closing Remarks

Increases our Global visibility with prominent equity indexes, moving closer to key international investors Broadens our access to Global Capital Markets, lowering overall cost of capital associated with equity and debt financing Strengthens our Global leadership by enhancing our sustainable growth capabilities and long - lasting value creation to shareholders 41 Consolidates our Governance by abiding to stricter SEC rules beyond local benchmarks

A Appendix

5,750 4,465 2,853 2,853 500 500 9,103 7,818 1,880 984 0 38 1,008 983 637 516 1,405 2,902 2,601 2,261 1,107 638 2,415 885 807 2,024 1,142 Cash and Equiv. 2035 and 2055 Notes + CRA Seara Payments from Jan/25 to May/25 Cash and Equiv. Short Term 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 to 2051 2052 2053 2055 Cash and Cash Equivalents Revolving Credit Lines (USA) Revolving Credit Lines (Brazil) 2035 and 2055 Notes + CRA Seara Debt buyback from Jan/25 to May/25 Dividends Payable in 2025 + Proposal to be considered in Gen. Meeting Source: JBS Investor Relations (4Q 2024 Earnings Release). Note: (1) Includes available cash resources and revolver credit lines from both JBS S.A. and JBS US. Proforma Debt Amortization Schedule (USD mm) 1 Average Proforma Debt Term: 12.6 years Average Proforma Debt Cost (Yearly): 5.4% 43

15,297 15,866 14,759 13,721 13,577 4.42x 3.66x 2.77x 2.15x 1.89x 3.20x 4.00x 4.95x 6.42x 7.50x 4T23 1T24 2T24 3T24 4T24 Net Debt (USD mm) Leverage (USD) Interest Coverage Net Debt / Leverage / Interest Coverage 1 89% 11% Long-term Short-term Source: JBS Investor Relations (4Q 2024 Earnings Release). 88% 7% 5% Bonds CRA Commercial Banks 85% 6% 9% JBS USA JBS S.A. Seara 91% 9% USD BRL Breakdown per Debt Term Breakdown per Sourcing Breakdown per Entity Breakdown per Currency Debt cost: 7.7% per annum Debt cost: 5.1% per annum 44

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JBS has pledged to zero the balance of its greenhouse gas emissions by 2040 , reducing its direct and indirect emissions and offsetting residual emissions Implemented a blockchain technology platform to track cattle production throughout the value chain. By the end of 2025, JBS is committed to have a deforestation - free in the Amazon Launched a company specialized in renting out 100% electric trucks , with a current fleet of 260 vehicles Issued a US$ 3 billion in Sustainability Linked Bonds (SLB) for JBS S.A, JBS USA Lux., and PPC , linked to 30% scope 1 & 2 GHG emissions intensity reduction KPIs Opened 20 Green Offices that offer free technical assistance to cattle producers, aiming to increased property compliance and sustainable production. More than 6,000 properties have been assisted since 2021 Repurposed and refined animal byproduct waste into renewable diesel and sustainable aviation fuel , powering hard - to - abate transportation sectors like aircraft, heavy vehicles, and ferries Invested in biodigesters for biogas production capable of reducing scope 1 wastewater emissions by 65% 46 Source : JBS.